Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268 1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

September 20, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:	Protective Life Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“PLC” or the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) on Form 10-K for the fiscal year ended December 31, 2012 (“Annual Report”) contained in your letter dated August 22, 2013.  For your convenience, we have included your comments in bold type along with our responses thereto.

Risk Factors and Cautionary Factors that May Affect Future Results

The Company is highly regulated, is subject to numerous legal restrictions and regulations and is subject to audits, examinations and actions by regulators and law enforcement agencies, page 22

Comment 1:

Please tell us the following regarding your use of captive insurance companies:

a.              The nature and the business purpose of transactions with captives.  Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

b.              The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit of promises that secure the captives’ obligations.

c.               The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

d.              The expected effects on your financial position and results of operations if you discontinue this strategy, more specifically than “could have a material impact.”

Response 1:

a. PLC is the direct or indirect parent company of six wholly-owned captive insurance companies:

•                  Golden Gate Captive Insurance Company

•                  Golden Gate II Captive Insurance Company

•                  Golden Gate III Vermont Captive Insurance Company

•                  Golden Gate IV Vermont Captive Insurance Company

•                  Golden Gate V Vermont Captive Insurance Company

•                  Shades Creek Captive Insurance Company

The business purpose of the Golden Gate entities shown above is to facilitate transactions to finance a portion of the statutory reserve liabilities associated with defined blocks of level premium term and universal life with secondary guarantee policies reinsured under separate intercompany reinsurance agreements.  The business reinsured by the Golden Gate entities was written directly by PLC insurance subsidiaries, including companies PLC’s subsidiaries have acquired.  The Golden Gate entities do not reinsure business from any unaffiliated entity.

These reserve financing transactions, which are described in PLC’s Form 10-K filings, were approved by applicable domiciliary regulators and were entered into with third party financing providers(1) as part of an enterprise-wide effort to more efficiently manage capital resources while fully satisfying regulatory reserving obligations.  Current market dynamics and financing provider requirements dictate that the subject blocks of business related to the respective reserve financing transactions be isolated within separate captive entities.  Such segregation of transaction-specific risks allows the financing provider to more effectively assess the relevant asset and liability risks within a captive reinsurer and a particular financing transaction since the performance of the captive is not commingled with the general (and unrelated) operations of the ceding entity and/or parent or any of PLC’s other captive insurance companies.  This risk isolation approach enables third-party capital providers to offer reserve financing at a lower cost.

Shades Creek Captive Insurance Company (“Shades Creek”) was established to reinsure certain benefit riders related to variable annuity contracts written by PLC’s wholly-owned subsidiary, Protective Life Insurance Company.  Shades Creek does not reinsure business from any unaffiliated entity. The purpose of Shades Creek is to mitigate volatility in required risk-based capital (“RBC”) due to non-economic variables included within the RBC calculation.  This transaction is described on page 112 of PLC’s 2012 Form 10-K.  Unlike the Golden Gate transactions, the Shades Creek transaction does not involve reserve financing.

(1)  The Golden Gate Captive Insurance Company structure originally involved third party financing.  As described on pages 167 and 223 of PLC’s 2012 Form 10-K, PLC is the sole noteholder of $800 million of surplus notes issued in replacement of surplus notes previously held by third parties.  The proceeds of the surplus notes issued by Golden Gate are invested and held in trust to finance a portion of Golden Gate’s statutory reserve liabilities.

b. The table below contains balance sheet summaries (prepared using the applicable statutory basis of accounting) as of December 31, 2012, for PLC’s captive affiliates (dollar amounts presented in millions):

						Non-Invested
					Invested Assets	Reserve
	Policy	Other		Captive	under Funds	Financing
	Liabilities	Liabilities	Total	Invested	Withheld	Instruments	Other Assets		Statutory
Entity	(A)	(B)	Liabilities	Assets	Arrangements	(C)	(D)	Total Assets	Surplus
Golden Gate (E)	$1,057	$58	$1,115	$1,411	$0	$0	$27	$1,438	$323
Golden Gate II (F)	678	8	686	851	0	0	8	859	173
Golden Gate III	816	22	837	140	259	580	13	993	156
Golden Gate IV	673	9	682	291	87	625	16	1,019	337
Golden Gate V	889	15	904	33	598	300	23	954	50
Shades Creek	49	29	78	58	55	0	17	130	52

Notes:

A. Includes policy reserves plus claims reserve

B. Includes amounts payable/accrued by the Captive and non-cash liabilities (e.g., asset valuation reserve)

C. For Golden Gate III/IV, amounts represent principal balances of Letters of Credit issued by a third party

C. For Golden Gate V, amount represents principal balance of a note with third party credit enhancement

D. Includes amounts due or accrued to the Captive

E. Golden Gate’s invested assets include proceeds from issuance of $800 million in surplus notes

F. Golden Gate II’s invested assets include proceeds from issuance of $575 million in surplus notes

The amounts above are derived from financial statements prepared in conformity with statutory accounting practices prescribed or permitted by applicable state insurance departments. These regulators recognize only statutory accounting practices prescribed or permitted by their states for determining and reporting the financial condition and results of operations, and for determining solvency under their insurance laws.

For the Golden Gate entities, assets backing captive obligations fall into the following categories:

•                  Invested assets (held either at the captive or at the ceding company under funds withheld arrangements) reflect holdings of bonds, cash and/or cash equivalents

•                  Third-party provided non-invested reserve financing instruments such as Letters of Credit that provide cash to the captive if needed to satisfy its obligations under the respective reinsurance agreement

For Shades Creek, assets backing captive obligations fall into the following categories:

•                  Captive invested assets reflecting holdings of cash and/or cash equivalents

•                  Invested assets held at the ceding company under funds withheld arrangements consist of hedge assets backing liabilities reinsured by Shades Creek

The Golden Gate structures have varying forms of parental support agreements/guarantees intended to cover ancillary risks that are considered to be remote and unrelated to policyholder obligations.  The purpose of these support agreements is to more efficiently manage transaction costs and entity capitalization requirements.  Examples include operating expense support agreements, service provider indemnifications and guarantees of fee payments to financing providers in the event the captive does not have sufficient funds to make periodic fee payments(2).  Other than the fee guarantees, the magnitude of support agreement obligations is not quantifiable unless and until such obligations are triggered.  It is important to note that these support agreements do not obligate the Company to reimburse any affiliate or third party for principal and interest payments on notes issued and/or drawn amounts on credit facilities.  As of December 31, 2012, the maximum cumulative amount of PLC’s potential future obligations under fee guarantees totaled approximately $380 million, broken down by transaction as follows:

•                  Golden Gate III:  $123 million for fees payable 2013-2022

•                  Golden Gate IV:  $105 million for fees payable 2013-2022

•                  Golden Gate V:  $152 million for fees payable 2013-2032

(2) Fee guaranty agreements applicable for Golden Gate III-V structures only.

Note that the dollar amounts shown above represent a maximum commitment during the remaining lives of the respective transactions.  Payments, if any, under the fee guarantees would occur over time such that these agreements would not trigger large scale liquidity events. No payments had been made by PLC to (or on behalf of) any of the Golden Gate entities under these support agreements as of December 31, 2012.

Additionally, PLC entered into a capital support agreement with Shades Creek during 2012.  Details of this agreement are disclosed on page 112 of PLC’s 2012 Form 10-K.  No PLC obligations had been triggered under this capital support agreement as of December 31, 2012.

c. Since the captives are wholly-owned subsidiaries, transactions related to these entities are largely eliminated in the preparation of PLC’s GAAP consolidated financial statements.  As disclosed on page 168 of PLC’s 2012 Form 10-K, at December 31, 2012 two of the Company’s captives had non-recourse funding obligations outstanding to unconsolidated entities totaling $586 million. This amount is reported as a liability on PLC’s consolidated balance sheet.

As disclosed on page 167 of PLC’s 2012 Form 10-K, $286 million of the non-recourse funding obligations were held by unrelated parties. Related interest expense was approximately $3.4 million in 2012.  As disclosed on page 168, the remaining $300 million of non-recourse funding obligations were issued to an affiliate (unconsolidated) in exchange for a $300 million note issued by that affiliate.  The note issued by the affiliate is reported as a fixed maturity investment in the Company’s consolidated financial statements.  Interest expense related to the $300 million liability was approximately $4.0 million in 2012, partially offset by investment income related to the fixed maturity investment of $3.3 million.

In addition, there are certain expenses, primarily related to financing fees paid by the captives to third-parties that do not eliminate in consolidation.  These financing-related expenses amounted to approximately $22.8 million for the year ended December 31, 2012.

Also, as disclosed on page 167 of PLC’s 2012 Form 10-K, the Company had $800 million of Senior Notes outstanding, the proceeds of which were used to purchase $800 million in aggregate principal amount of surplus notes issued by Golden Gate Captive Insurance Company.  Interest expense related to these notes amounted to $63.4 million in 2012.

d. If, on a retroactive basis, PLC were to be required to discontinue its use of captives for intercompany reinsurance transactions, adverse impacts would include early termination fees payable to certain financing providers (Golden Gate III-V structures only and summarized in the table below), diminished capital position and higher cost of capital due to inability to finance reserves at lower costs via captive structures.  Additionally, finding alternative means to finance reserves or otherwise support policy liabilities is an unknown factor that would be dependent, in part, upon future market conditions and ability to obtain required regulatory approvals.  On a prospective basis, discontinuation of the use of captives could impact the types, amounts and pricing of products offered by PLC’s insurance subsidiaries.

Transaction	Estimated Early Termination Fees as of December 31, 2012 ($ in millions)
Golden Gate III	$68
Golden Gate IV	64
Golden Gate V	16
Total	$148

Comment 2:

Notes to Consolidated Financial Statements

10.  Debt and other Obligations, page 165

Please provide us proposed disclosure to be included in future periodic reports that describes the terms requiring you to make capital contributions and to provide support to your captive insurance companies, and that provides the amount of those obligations at December 31, 2012.

Response 2:

In future filings we will modify our disclosure as shown below. Changes from disclosures in the 2012 Form 10-K are marked.

The disclosure in the last paragraph of page 167 related to Golden Gate II Captive Insurance Company will be modified as follows:

Golden Gate II Captive Insurance Company (“Golden Gate II”), a special purpose financial captive insurance company wholly owned by PLICO, had $575 million of outstanding non-recourse funding obligations as of December 31, 2012. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates own a portion of these securities. As of December 31, 2012, securities related to $286.0 million of the outstanding balance of the non-recourse funding obligations were held by external parties and securities related to $289.0 million of the non-recourse funding obligations were held by our affiliates. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of a higher spread component of interest expense associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from us or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, we have entered into certain support agreements with Golden Gate II obligating us to make capital contributions or provide support related to certain of Golden Gate II’s expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate II.  These support agreements provide that amounts would become payable by the Company to Golden Gate II if its annual general corporate expenses were higher than modeled amounts or if Golden Gate II’s investment income on certain investments or premium income was below certain actuarially determined amounts.  At December 2012, no payments are expected to be required under these agreements.

The disclosure in the first paragraph of page 168 related to Golden Gate V Vermont Captive Insurance Company will be modified as follows:

On October 10, 2012, Golden Gate V and Red Mountain, indirect wholly owned subsidiaries of the Company, entered into a 20-year transaction to finance up to $945 million of “AXXX” reserves related to a block of universal life insurance policies with secondary guarantees issued by our direct wholly owned subsidiary PLICO and indirect wholly owned subsidiary, WCL. Golden Gate V issued non-recourse funding obligations to Red Mountain, and Red Mountain issued a note with an initial principal amount of

$275 million, increasing to a maximum of $945 million in 2027, to Golden Gate V for deposit to a reinsurance trust supporting Golden Gate V’s obligations under a reinsurance agreement with WCL, pursuant to which WCL cedes liabilities relating to the policies of WCL and retrocedes liabilities relating to the policies of PLICO. Through the structure, Hannover Life Reassurance Company of America (“Hannover Re”), the ultimate risk taker in the transaction, provides credit enhancement to the Red Mountain note for the 20-year term in exchange for a fee. The transaction is “non-recourse” to Golden Gate V, Red Mountain, WCL, PLICO and the Company, meaning that none of these companies are liable for the reimbursement of any credit enhancement payments required to be made. As of December 31, 2012, the principal balance of the Red Mountain note was $300 million. In connection with the transaction, we have entered into certain support agreements under which we guarantee or otherwise support certain obligations of Golden Gate V or Red Mountain.  Future scheduled capital contributions to prefund credit enhancement fees amount to approximately $148.2 million and will be paid in annual installments through 2031.  The support agreements provide that amounts would become payable by the Company if Golden Gate V’s annual general corporate expenses were higher than modeled amounts or in the event write-downs due to other than temporary impairments on assets held in certain accounts exceed defined threshold levels.  Additionally, the Company has entered into separate agreements to indemnify Golden Gate V with respect to material adverse changes in non-guaranteed elements of insurance policies reinsured by Golden Gate V, and to guarantee certain fee amounts in connection with the credit enhancement of the Red Mountain note.  At December 2012, no payments are expected to be required under these agreements.

The disclosure in the paragraph beginning at the bottom of page 168 related to Golden Gate III Vermont Captive Insurance Company will be modified as follows:

Golden Gate III Vermont Captive Insurance Company (“Golden Gate III”), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the “Reimbursement Agreement”) with UBS AG, Stamford Branch (“UBS”), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the “LOC”) in the initial amount of $505 million to a trust for the benefit of West Coast Life Insurance Company (“WCL”). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $580 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement. In addition, the Company has entered into certain support agreements with Golden Gate III obligating the Company to make capital contributions or provide support related to certain of Golden Gate III’s expenses and in certain circumstances, to collateralize certain of its obligations to Golden Gate III.  Future scheduled capital contributions amount to approximately $123.3 million and will be paid in four installments with the last payment occurring in 2019, and these contributions may be subject to potential offset against dividend payments as permitted under the terms of the Reimbursement Agreement.  The support agreements provide that amounts would become payable by the Company to Golden Gate III if its annual general corporate expenses were higher than modeled amounts or if specified catastrophic losses occur during defined time periods with respect to the policies reinsured by Golden Gate III.  The Company has also entered into a separate agreement to guarantee the payment of LOC fees under the terms of the Reimbursement Agreement.  At December 2012, no payments are expected to be required under these agreements.

The disclosure in the first paragraph of page 169 related to Golden Gate IV Vermont Captive Insurance Company will be modified as follows:

Golden Gate IV Vermont Captive Insurance Company (“Golden Gate IV”), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2012 and was $625 million as of December 31, 2012. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement. In addition, the Company has entered into certain support agreements with Golden Gate IV obligating the Company to make capital contributions or provide support related to certain of Golden Gate IV’s expenses and in certain circumstances, to collateralize certain of its obligations to Golden Gate IV.  The support agreements provide that amounts would become payable by the Company to Golden Gate IV if its annual general corporate expenses were higher than modeled amounts or if specified catastrophic losses occur during defined time periods with respect to the policies reinsured by Golden Gate IV.  The Company has also entered into a separate agreement to guarantee the payment of LOC fees under the terms of the Reimbursement Agreement.  At December 2012, no payments are expected to be required under these agreements.

Comment 3:

19. Statutory Reporting Practices and Other Regulatory Matters, page 189

Please provide proposed disclosure to be included in future periodic filings clarifying your statement in the third paragraph that “$290 million of consolidated shareowners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation.”  In this regard, it is not clear from this disclosure what the amount of restricted net assets, under rule 4-08€(3)(ii) of Regulation S-X, at December 31, 2012 was.  Your disclosure appears to suggest that only $290 million is restricted and this does not appear consistent with your having provided Schedule II in the filing, which is required when net restricted assets of subsidiaries exceed 25% of consolidated net assets pursuant to rule 7-05(c) of Regulation S-X.

Response 3:

In future filings we will modify our disclosure as shown below.  Changes from disclosures in the 2012 Form 10-K are marked.

~~“As of December 31, 2012, approximately $290 million of consolidated shareowners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries that cannot be transferred to Protective Life Corporation.  In addition,~~ The Company’s insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company from our insurance subsidiaries, and which would consequently be free from restriction and available for the payment of dividends to the Company’s shareowners in 2013 is estimated to be $469.3 million. This results in approximately $4.1 billion of the Company’s net assets being restricted from transfer to PLC without prior approval from the respective state insurance department.”  Additionally, as of December 31, 2012, approximately $290 million of consolidated shareowners’ equity, excluding net unrealized gains on investments, represented net assets of the Company’s insurance subsidiaries needed to maintain the minimum capital required by the insurance subsidiaries’ respective state insurance departments.

*              *              *              *              *

In connection with our response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter responds adequately to your request.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer